FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 10, 2012, the underwriters of the follow-on offering of 8,100,000 common shares of Diana Containerships Inc. (the "Company"), which closed on July 24, 2012, exercised an option granted to the underwriters by the Company to purchase additional common shares.  Pursuant to the exercise of this option, the Company sold an additional 1,015,803 common shares pursuant to the terms of the underwriting agreement, dated July 19, 2012, attached as Exhibit 1.1 to the Company's Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the "SEC") on July 24, 2012.  Following the issuance of these additional common shares, the Company has 32,191,964 shares of common stock outstanding.

The sale of shares pursuant to the exercise of the underwriters' option was made only by means of a prospectus supplement and accompanying base prospectus filed with the SEC and available on the SEC's website located at http://www.sec.gov/Archives/edgar/data/1481241/000119312512307745/d362200d424b5.htm.  A shelf registration statement relating to the shares was filed with the SEC and is effective. The information contained in this Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the shares  in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: August 14, 2012	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President